Exhibit 99.1

Report in Respect of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual Meeting of holders of common shares of ARC Resources Ltd. held May 15, 2012 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote	Percentage Approval
1.	Ordinary resolution to approve the election of 9 nominees to serve as directors of ARC Resources Ltd. for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of ARC Resources Ltd.	Resolution approved	Walt DeBoni John P. Dielwart Fred J. Dyment Timothy J. Hearn James C. Houck Harold M. Kvisle Kathleen M. O'Neill Herbert C. Pinder Jr. Mac H. Van Wielingen	98.97 98.98 98.52 98.30 97.04 99.06 98.91 99.00 98.22
2.	Ordinary resolution to approve the appointment of Deloitte & Touche LLP, Chartered Accountants as auditors of ARC Resources Ltd. to hold office until the next annual meeting of shareholders	Resolution approved		99.63
3.	Ordinary resolution to approve the non-advisory vote on executive compensation, as described in the information circular of ARC Resources Ltd.	Resolution approved		95.88

The resolution to approve matters 1 and 3 noted above were conducted by way of ballot.

The resolution to approve matter 2 was not conducted by ballot and the Percentage Approval is based on proxies.

Dated at Calgary, Alberta this 16th day of May, 2012.

ARC RESOURCES LTD.

Per: "Allan R. Twa"
ALLAN R. TWA
Corporate Secretary